UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  __)*

CNINSURE INC.
(Name of Issuer)
ORDINARY SHARES
(Title of Class of Securities)
G2352K 108
(CUSIP Number)
Yinan Hu
Kingsford Resources Limited
High Rank Investments Limited
c/o Yinan Hu
22/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
(86)(20) 6122 2777

Qiuping Lai
22/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong
510110
People’s Republic of China
(86)(20) 6122 2777

With a copy to:
Scott Clemens
Baker & McKenzie LLP
Suite 3401, China World Tower 2
China World Trade Center
1 Jianguomenwai Avenue
Beijing 100004
People’s Republic of China
(86)(10) 6535 3971
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS Yinan Hu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		3,240,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		219,441,430[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,240,000

WITH	10	SHARED DISPOSITIVE POWER

219,441,430

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

222,681,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes 170,226,375 ordinary shares, and 9,258,840 ordinary shares in the form of American Depositary Shares (each representing 20 ordinary shares) held through Kingsford Resources Limited (see Item 5).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS Kingsford Resources Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		219,441,430[2] High Rank Investments Limited may also be deemed to have power with respect to the above shares (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		219,441,430[2] High Rank Investments Limited may also be deemed to have power with respect to the above shares (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,441,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
2 Includes (i) 208,121,430 ordinary shares, and (ii) 11,320,000 ordinary shares in the form of American Depositary Shares (each representing 20 ordinary shares).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS High Rank Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		219,441,430[3] Kingsford Resources Limited may also be deemed to have power with respect to the above shares (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		219,441,430[3] Kingsford Resources Limited may also be deemed to have power with respect to the above shares (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,441,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
3 Includes (i) 208,121,430 ordinary shares, and (ii) 11,320,000 ordinary shares in the form of American Depositary Shares (each representing 20 ordinary shares).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS Qiuping Lai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		2,400,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		219,441,430[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,400,000

WITH	10	SHARED DISPOSITIVE POWER

219,441,430

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

221,841,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 Includes 24,044,465 ordinary shares and 1,307,820 ordinary shares in the form of American Depositary Shares (each representing 20 ordinary shares) held through Kingsford Resources Limited.

Item 1. Security and Issuer
This statement relates to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs,” each ADS representing 20 Ordinary Shares), of CNinsure Inc. (the “Issuer”). The Issuer’s principal executive office is located at 22/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, 510110 Guangdong Province, People’s Republic of China.
Item 2. Identity and Background
This statement of beneficial ownership on Schedule 13D is being filed jointly by Yinan Hu, Kingsford Resources Limited (“Kingsford Resources”), High Rank Investments Limited (“High Rank Investments”) and Qiuping Lai (together, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons may, as among themselves, be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.
The Reporting Persons have entered into a consortium agreement as described under Item 4 with CDH Inservice Limited (the “Existing Investor”) and TPG Asia V MU, Inc. (the “Sponsor”), an affiliate of TPG Capital. The Existing Investor reported beneficial ownership of 124,688,524 of the Issuer’s Ordinary Shares in a Schedule 13D filed with the SEC on May 16, 2011. The Sponsor has informed the Reporting Persons and the Existing Investor that it does not beneficially own any of the Issuer’s Ordinary Shares. As a result of the transactions described under Items 4 and 5 of this statement, the Reporting Persons may be deemed to constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Existing Investor with respect to the matters described in Item 4 of this statement.
Each Reporting Person hereby disclaims beneficial ownership of any Ordinary Shares of the Issuer beneficially owned by the Existing Investor, any other Reporting Person or any other person, and hereby disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any other Reporting Person, the Existing Investor or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially owns any Ordinary Shares of the Issuer beneficially owned by any other person or is a member of such a group with any other person.
This Schedule 13D supersedes the Schedule 13G filed by the Reporting Persons with the SEC on January 31, 2008, as amended by Amendment No. 1 thereto filed with the SEC on January 13, 2009, by Amendment No. 2 thereto filed with the SEC on January 20, 2010 and by Amendment No. 3 thereto filed with the SEC on February 11, 2011. China United Financial Services Holdings Limited and CAA Holdings Company Limited, each of which was a filing party on the original Schedule 13G and Amendment No. 1 thereto, subsequently distributed all of the Issuer’s Ordinary Shares held by them to their respective shareholders.
The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).
Yinan Hu is a citizen of the People’s Republic of China and is chairman of the board and chief executive officer of the Issuer. Mr. Hu’s business address is located at the principal office address of the Issuer.
Kingsford Resources is a holding company without any substantive operations. Approximately 93.3% of the total outstanding shares of Kingsford Resources are held by High Rank Investments, which is 87.6% owned by Yinan Hu and 12.4% owned by Qiuping Lai, president of the Issuer. The principal business address for Kingsford Resources is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The principal business address for High Rank Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town Tortola, British Virgin Islands.
High Rank Investments is a holding company without any substantive operations. High Rank Investments is held approximately 87.6% by Yinan Hu and approximately 12.4% by Quiping Lai.
Qiuping Lai is a citizen of the People’s Republic of China and is president and a director of the Issuer. Mr. Lai’s business address is located at the principal office address of the Issuer.
Information relating to the ownership and control persons of each of Kingsford Resources and High Rank Investments is included in the footnotes to the beneficial ownership table in Item 5 below and in Exhibit 99.2 to this Schedule 13D. Yinan Hu is a director of Kingsford Resources and the majority shareholder of High Rank Investments. Qiuping Lai is a director of Kingsford Resources and the sole director of High Rank Investments. The name, business address, present principal employment and citizenship of the other directors and executive officers of Kingsford Resources are set forth in Exhibit 99.2 to this Schedule 13D.

During the last five years, none of Yinan Hu, Qiuping Lai, Kingsford Resources, High Rank Investments or, to the knowledge of Kingsford Resources or High Rank Investments, (a) any executive officer or director of either of them; (b) any person controlling either of them; or (c) any executive officer or director of any corporation or other person ultimately in control of either of them, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons, the Sponsor and the Existing Investor have proposed to acquire all of the Issuer’s Ordinary Shares (including Ordinary Shares represented by ADSs), other than Excluded Shares (as defined in Item 4), for cash consideration equal to US$19.00 per ADS (US$0.95 per Ordinary Share). The Reporting Persons, the Sponsor and the Existing Investor anticipate that such consideration for the Proposed Transaction (as defined in Item 4 of this statement), plus additional amounts to cash out outstanding options to purchase Ordinary Shares, restricted shares and restricted share units, as well as certain transaction costs to be incurred in connection with the Proposed Transaction, will be funded in part with equity capital contributed to Holdco (as defined in Item 4 of this statement) by the Reporting Persons, Sponsor and the Existing Investor, and that the Proposed Transaction will not be subject to any debt financing condition. The Excluded Shares, which are held by the Reporting Persons and the Existing Investor, will be cancelled for no consideration (subject to any exceptions to be agreed among the Reporting Persons, the Sponsor and the Existing Investor).
The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.
Item 4. Purpose of Transaction
On May 14, 2011, the Sponsor, Yinan Hu, for himself and for other entities affiliated with him, and the Existing Investor submitted a non-binding proposal (the “Proposal”) to the Issuer’s Board of Directors related to the proposed acquisition of all of the outstanding Ordinary Shares of the Issuer, excluding Ordinary Shares held by the Reporting Persons (other than such Ordinary Shares held by the Reporting Persons as would represent approximately 5% of the currently outstanding Ordinary Shares, which will be cashed out in the Proposed Transaction) and held by the Existing Investor (other than such Ordinary Shares held by the Existing Investor as would represent approximately 7.4% of the currently outstanding Ordinary Shares, which will be cashed out in the Proposed Transaction) (collectively, the “Excluded Shares”). The description of the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal, which has been filed as Exhibit 99.3 to this Schedule 13D and which is incorporated by reference in its entirety into this Item 4.
To implement the Proposal, the Sponsor intends to incorporate a new company under the laws of the Cayman Islands (“Holdco”) and cause Holdco to form a direct, wholly-owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands. The Reporting Persons, the Sponsor and the Existing Investor propose to acquire, through a merger of Merger Sub with and into the Issuer in which the Issuer will be the surviving corporation, all of the Issuer’s Ordinary Shares (including Ordinary Shares represented by ADSs), excluding the Excluded Shares (the “Proposed Transaction”), for cash consideration equal to US$19.00 per ADS (US$0.95 per Ordinary Share). As noted in the Proposal, the Reporting Persons, the Existing Investor and the Sponsor expect that the independent members of the board of directors of the Issuer will proceed to consider the Proposal and the Proposed Transaction.
Neither the Issuer nor any of the Reporting Persons, the Sponsor or the Existing Investor are obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.
If the Proposed Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger) to consist solely of persons to be designated by Kingsford Resources, the Sponsor and the Existing Investor, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Item 5. Interest in Securities of the Company
(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

	Amount				Sole	Shared
	Beneficially	Percentage of	Sole Voting	Shared	Dispositive	Dispositive
Name	Owned (1)	Class (2)	Power	Voting Power	Power	Power
Yinan Hu (3)	222,681,430	22.1%	3,240,000	219,441,430	3,240,000	219,441,430
Kingsford Resources Limited (4)	219,441,430	21.9%	219,441,430	—	219,441,430	—
High Rank Investments Limited (5)	219,441,430	21.9%	219,441,430	—	219,441,430	—
Qiuping Lai (6)	221,841,430	22.1%	2,400,000	219,441,430	2,400,000	219,441,430

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)
Percentage of beneficial ownership of each listed person is based on 1,001,882,206 Ordinary Shares outstanding as of April 8, 2011 (as provided by the Issuer), as well as the Ordinary Shares underlying share options exercisable by such person within 60 days of the date of this Schedule 13D.

(3)
Includes 170,226,375 ordinary shares and 9,258,840 ordinary shares in the form of ADSs of the Issuer beneficially owned through Mr. Hu’s holdings in Kingsford Resources, and 3,240,000 ordinary shares issuable upon exercise of options within 60 days after May 16, 2011 held directly by Mr. Hu. Mr. Hu holds approximately 87.6% of the total outstanding shares of High Rank Investments, which holds approximately 93.3% of the total outstanding shares of Kingsford Resources. Kingsford Resources holds 208,121,430 ordinary shares and 11,320,000 ordinary shares in the form of ADSs of the Issuer. Also includes 2,439,473 ordinary shares and 132,680 ordinary shares in the form of ADSs of the Issuer beneficially owned by Ms. Hui Li, Mr. Hu’s spouse, through Ms. Li’s holdings in Kingsford Resources. Ms. Li holds approximately 17.6% of the total outstanding shares of Better Rise Investments Limited (“Better Rise Investments”), a company incorporated in the British Virgin Islands which holds approximately 6.7% of Kingsford Resources.

(4)
Includes 208,121,430 ordinary shares and 11,320,000 ordinary shares in the form of ADSs of the Issuer. Approximately 93.3% of the total outstanding shares of Kingsford Resources are held by High Rank Investments, which is 87.6% owned by Mr. Hu and 12.4% owned by Mr. Qiuping Lai, president of the Issuer. The remaining 6.7% of the total outstanding shares of Kingsford Resources are held by Better Rise Investments, which is owned by two of the Issuer’s executive officers, one former executive officer and Mr. Hu’s spouse. Peng Ge, chief financial officer of the Issuer and a director of Kingsford Resources, holds approximately 50.0% of the total outstanding shares of Better Rise Investments, which holds approximately 6.7% of the total outstanding shares of Kingsford Resources. Therefore, Mr. Ge may be deemed to beneficially own, through his holdings in Better Rise Investments and Kingsford Resources, approximately 6,969,045 ordinary shares and 376,880 ordinary shares in the form of ADSs of the Issuer, in addition to 2,370,000 ordinary shares issuable upon exercise of options within 60 days after May 16, 2011 held directly by Mr. Ge. The registered address of Kingsford Resources is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(5)
High Rank Investments owns approximately 93.3% of the total outstanding shares of Kingsford Resources. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank Investments may be deemed to beneficially own all of the ordinary shares of the Issuer held by Kingsford Resources.

(6)
Includes 24,044,465 ordinary shares and 1,307,820 ordinary shares in the form of ADSs of the Issuer beneficially owned through Mr. Lai’s holdings in Kingsford Resources, and 2,400,000 ordinary shares issuable upon exercise of options within 60 days after May 16, 2011 held directly by Mr. Lai. Mr. Lai holds approximately 12.4% of the total outstanding shares of High Rank Investments, which holds approximately 93.3% of the total outstanding shares of Kingsford Resources. Kingsford Resources holds 208,121,430 ordinary shares and 11,320,000 ordinary shares in the form of ADSs of the Issuer.

As noted in Item 1, except as expressly otherwise set forth in this statement, the Reporting Persons disclaim beneficial ownership of any Ordinary Shares beneficially owned by the Existing Investor, any other Reporting Person or any other person.
To the knowledge of the Reporting Persons, and except insofar as Yinan Hu, Qiuping Lai or Peng Ge may be deemed to beneficially own the Ordinary Shares (i) held by Kingsford Resources or High Rank Investments or (ii) issuable upon exercise of options held directly by each of them within 60 days after May 16, 2011, none of the directors and officers of Kingsford Resources or High Rank Investments beneficially owns any Ordinary Shares or ADSs.

(c) During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the directors and officers of Kingsford Resources or High Rank Investments has effected any transactions in the Ordinary Shares.
(d) To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company
Concurrent with their delivery of the Proposal to the Issuer’s board of directors, Yinan Hu, Kingsford Resources, the Existing Investor and the Sponsor entered into a consortium agreement dated May 14, 2011 (the “Consortium Agreement”) with respect to their participation in and the general structure and financing of the Proposed Transaction. Pursuant to the Consortium Agreement, the parties thereto have agreed to, among other things, cooperate to conduct due diligence with respect to the Issuer and its business; engage in discussions with Issuer regarding the terms of the Proposal; participate in the negotiation of the terms of the definitive documentation with respect to the Proposed Transaction and the documentation governing the relationship among the parties thereto; work exclusively with the other parties thereto to implement the Proposed Transaction; and share certain costs and expenses related to the Proposed Transaction.
The description of the material terms of the Consortium Agreement in this Item 6 is not intended to be complete, and is qualified in its entirety by reference to the full text of the Consortium Agreement, which has been filed as Exhibit 99.4 to this Schedule 13D and which is incorporated by reference in its entirety into this Item 6. In addition, the information set forth in or incorporated by reference in to Items 3 and 4 of this statement is incorporated by reference in its entirety into this Item 6.
Item 7. Material to Be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement dated May 16, 2011, by and among the Reporting Persons

Exhibit 99.2:
List of directors and executive officers of (i) Kingsford Resources, persons controlling Kingsford Resources and executive officers and directors of other persons in control of Kingsford Resources and (ii) High Rank Investments, persons controlling High Rank Investments and executive officers and directors of other persons in control of High Rank Investments

Exhibit 99.3:	Proposal to Issuer dated May 14, 2011

Exhibit 99.4:	Consortium Agreement dated May 14, 2011, by and among Yinan Hu, Kingsford Resources, the Existing Investor and TPG Asia V MU, Inc.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 16, 2011

YINAN HU
By:	/s/ Yinan Hu
	Name:	Yinan Hu

KINGSFORD RESOURCES LIMITED
By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

HIGH RANK INVESTMENTS LIMITED
By:	/s/ Qiuping Lai
	Name:	Qiuping Lai
	Title:	Director

QIUPING LAI
By:	/s/ Qiuping Lai
	Name:	Qiuping Lai